Exhibit 99.1

Contact: Marsha Shalvi +972-989-28444x871 +972-544-942180 marshas@saifun.com	America & Europe: Reiko Chang Tel: +86 (21) 5080 2000 ext 10544 E-mail: PR@smics.com

Samantha Sullivan +1-617-488-0988 ext. 8 Samantha.Sullivan@theinkstudio.com	Asia Pacific & Other regions: Angela Miao Tel: +86 (21) 5080 2000 ext 10088 Fax: +86 (21) 5080 2868 E-mail: PR@smics.com

SMIC Extends NROM Technology License Agreement With SAIFUN

World-leading semiconductor foundry to produce Flash memory cards based on Saifun NROM® technology

Shanghai, China and Netanya, Isarel, January 4, 2006 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and HKSE: 981), one of the leading semiconductor foundries in the world and China, and SAIFUN Semiconductors Ltd. (Nasdaq: SFUN), a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market, today announced that SMIC will use the SAIFUN NROM® technology to develop and manufacture Flash memory cards.

SAIFUN NROM technology enables storage of up to four bit-per-cell or more than double the storage capacity of a basic memory cell, and has a cell architecture that requires fewer manufacturing steps, thereby reducing manufacturing costs.

“SMIC believes that the Flash memory card market will be an important driver of our success in the future,” said Mr. Marco Mora, Chief Operating Officer of SMIC. “Now in our second agreement with Saifun, we are excited to introduce high-density memory cards with Saifun’s advanced memory technology. We will soon look into key distribution channels that align with our core strengths. SMIC truly believes with Saifun’s leading memory technology and our manufacturing strength, SMIC will be able to bring to market an extremely competitive product.”

“We are pleased that SMIC has extended our partnership into the memory card market,” said Kobi Rozengarten, President of Saifun Semiconductors. “Since our first license agreement this past June, both companies have been working closely together to develop leading-edge Flash memory products for the data market based on the NROM two-bit and four-bit technologies. With the growing demand for high density cards, the combination of SMIC’s advanced manufacturing expertise and Saifun’s innovative NROM technology presents another significant growth opportunity for both companies.”

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, HKSE: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Saifun Semiconductors Ltd.

SAIFUN Semiconductors Ltd. (Nasdaq: SFUN) is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies licensing Saifun NROM are Infineon Technologies, Macronix International, Matsushita Electric Industrial, SMIC, Sony Corporation, Spansion, and Tower Semiconductors.

Safe Harbor Statement

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as the statements regarding the Flash memory card market as an important driver of SMIC’s future success, SMIC’s development of high density cards with Saifun’s memory technology, SMIC’s intention to look into key distribution channels that align with its core strengths and SMIC’s ability to bring to market competitive products using its manufacturing strength and Saifun’s memory technology, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

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